BNP Paribas Group’s ownership change in Shinhan Financial Group

On September 2, 2009, our largest shareholder, BNP Paribas Group, filed a change of share ownership disclosure with the Korea Stock Exchange, announcing they have sold 691,193 or 0.13% of our common shares.

As a result, BNP Paribas holds 30,106,276 or 6.35% of our common shares as of September 2, 2009.